                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                       CollaGenex Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   19419B100
                         -----------------------------
                                (CUSIP Number)


                               December 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19419B100                 13G

-------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Talon Asset Management, LLC
-------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]
          Not Applicable                              (b) [ ]
-------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------
              5  SOLE VOTING POWER

                     None
             ----------------------------
 NUMBER OF    6  SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,263,889
  OWNED BY   ----------------------------
    EACH      7  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON            None
    WITH     ----------------------------
              8  SHARED DISPOSITIVE POWER

                     1,263,889
------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,263,889
------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

          Not Applicable
------------------------------------------------------------------------------
 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.2%
------------------------------------------------------------------------------
 12 TYPE OF REPORTING PERSON*

          IA
------------------------------------------------------------------------------


                               Page 2 of 6 Pages

Item 1 (a) Name of Issuer:

              CollaGenex Pharmaceuticals, Inc. (the "Issuer")

Item 1 (b) Address of Issuer's Principal Executive Offices:

              41 University Drive
              Newton, PA 18940

Item 2 (a) Name of Person Filing:

              Talon Asset Management, LLC ("Talon")

Item 2 (b) Address of Principal Business Office:

              Talon is located at:

              One North Franklin, Suite 900
              Chicago, Illinois 60606

Item 2 (c) Citizenship:

              Talon is a Delaware limited liability company.

Item 2 (d) Title of Class of Securities:

              Common Stock

Item 2 (e) CUSIP Number:

              19419B100

Item 3 Type of Person:

       (a) [ ] Broker or dealer registered under section 15 of the Act

       (b) [ ] Bank as defined in section 3(a)(6) of the Act

       (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

       (e) [X] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E)

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

       (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

       (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

                               Page 3 of 6 Pages

Item 4 Ownership (at December 31, 2006):

       (a)   Amount owned "beneficially" within the meaning of rule 13d-3:

             1,263,889 shares

       (b)   Percent of class:

             7.2% (based on 17,615,659 shares of common stock outstanding, as of November 1, 2006, as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2006)

       (c)   Number of shares as to which such person has:

             (i)     sole power to vote or to direct the vote: none

             (ii)    shared power to vote or to direct the vote: 1,263,889

             (iii) sole power to dispose or to direct the disposition of: none

             (iv)    shared power to dispose or to direct disposition of:
                     1,263,889

Item 5 Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

          The shares reported herein by Talon Asset Management, LLC ("Talon") are (a) held on behalf of discretionary clients of Talon or (b) held on behalf of one or more private funds organized as limited partnerships, as manager of the general partner(s) of those private funds. To the knowledge of Talon, no client has the right to receive dividends or direct the proceeds from the sale of interests relating to more than 5% of the class. From time to time, a private fund may make distributions of partnership income to limited partners, none of which has an interest relating to more than 5% of the class.

Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable

Item 8 Identification and Classification of Members of the Group:

          Not Applicable

Item 9 Notice of Dissolution of Group:

          Not Applicable

                               Page 4 of 6 Pages

Item 10 Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 Pages

                                   Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007

          The undersigned, on the date above written, agrees and consents to the filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                                  TALON ASSET MANAGEMENT, LLC

                                                  /s/ Terry Diamond
                                                  -----------------------------
                                                  Signature

                                                  Terry Diamond/Chairman
                                                  -----------------------------
                                                  Name/Title

                               Page 6 of 6 Pages